Exhibit 99.1

Re: Update Regarding Searchlight Transaction, Debenture holders’ Meetings

Ramat Gan, Israel – June 21, 2019 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

On June 20, 2019, we reported that we asked the Court to receive further instructions on how to push forward the Searchlight Transaction in connection with the results of the Series C Debenture Holders meeting. On June 21, 2019, the Court decided that the Trustee to the debentures shall respond within 24 hours.

We now report that in order to streamline the procedures and advance the process forward, it was agreed among the Company, the Trustee to the debentures and Searchlight to convene an additional meeting (“Meeting”) for the coming Monday, June 24, 2019, in accordance with the following terms:

1. The new majority requirement will be 51% of the votes of the Company’s Series C debenture holders.

2. The Meeting (voting) shall be held no later than on Monday, June 24th at 9am (Israel Time).

3. Results of the Meeting shall be posted no later than on Monday, June 24th at 3pm (Israel Time).

4. All definitive transaction documents shall be executed within a few hours of the published results of the Meeting.

5. If any of these conditions is not fulfilled, Searchlight’s offer shall immediately expire.